Exhibit 99.1

Unless we otherwise indicate or the context otherwise requires, all references in this Exhibit 99.1 to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. As used in this Exhibit 99.1, unless we otherwise indicate or the context otherwise requires, references to “our fleet” or “our vessels” include the 56 vessels we owned and operated as of May 15, 2024.

Potential Redomiciliation

The Company is considering, and expects to pursue, a potential change in the corporate domicile of the Company from the Marshall Islands, where it is currently incorporated, to England and Wales. The Company’s principal executive office and a significant number of its employees are located in London, England. The potential redomiciliation is intended to better align the Company’s corporate structure with its current and future business activities and financing plans. The potential redomiciliation is subject to various approvals, including, among others, approval by the Board of Directors of the Company (the “Board”) and, if applicable, approval by the Company’s shareholders. The Company cannot predict yet when it will receive final approval of the redomiciliation by the Board or if, or when, the matter will be submitted to shareholders for their approval. The Company is continuing to consider the potential consequences of the potential redomiciliation, including potential effects on its shareholders. If ultimately approved and completed, we do not expect that the redomiciliation will have any material impact for our employees, on our day-to-day business and operations or on services to our customers. We cannot predict at this time when the potential redomiciliation will occur, if at all. Nothing in this Exhibit 99.1 should be construed as an offer to sell, or the solicitation of an offer to buy, any securities in connection with the potential redomiciliation, nor an agreement or promise that any redomiciliation will occur, nor is it a solicitation of any vote, consent or approval in connection with the potential redomiciliation.

Investment in Early-Stage Ammonia Export Terminal

The Company intends to make an initial investment of $2.5 million as development capital in an early-stage ammonia export project (the “Ammonia Export Project”) on the U.S. Gulf coast area during the second quarter of 2024. Subject to the approval of the Board and the negotiation and execution of definitive documentation, the Company expects to have the option to make an additional investment of between $50 million and $100 million for the cost to construct the first train of the ammonia export terminal, if the project reaches final investment decision. Any additional investment in the Ammonia Export Project will be subject to the negotiation and execution of definitive documentation, Board and other approvals and other customary closing conditions. There can be no assurance that we will enter into definitive documentation for an investment in the Ammonia Export Project or that the project will reach final investment decision.

Cautionary Statement Regarding Forward-Looking Statements

This Exhibit 99.1 contains certain forward-looking statements concerning plans and expectations of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, and plans and expectations regarding (i) the Company’s potential redomiciliation, the approvals thereof and the potential benefits and effects thereof and (ii) the timing, approvals and negotiation and execution of definitive documentation with respect to the Ammonia Export Project. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate, as described in this Exhibit 99.1. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this Exhibit 99.1. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following are some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events:

•	future operating or financial results;

•	potential acquisitions and joint ventures, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of offhire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;

•	our ability to continue to comply with all our debt covenants;

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our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	future capital expenditures needed to preserve our capital base;

•	the availability of vessels to purchase or the useful lives of our vessels;

•	our continued ability to enter into short-term or long-term, fixed-rate time charters or voyage charters with our customers;

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our vessels engaging in ship to ship transfers of liquefied petroleum gas or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	the impact of the Russian invasion of Ukraine and economic sanctions related thereto;

•	the conflict between Israel and Hamas in the Gaza region and other geopolitical tensions;

•	our ability to employ and retain suitably experienced commercial and technical staff;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	the risk inherent in marine transportation, including any incident involving significant loss of product or environmental contamination by any of our vessels;

•	our ability to manage obligations, liabilities, or responsibilities, arising from any regulatory environment emission trading or compliance schemes;

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	liability from future litigation;

•	our share repurchases and the payment of dividends to our shareholders including under any return of capital policy;

•	our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;

•	failure of a key information technology system or process or exposure to fraud, security breaches or cyber-attacks;

•	the impact of cyber crime and changing the financial fraud environment;

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the financial performance of the ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”), in which we own a 50% share through a joint venture (the “Export Terminal Joint Venture”), and the Export Terminal Joint Venture and the completion of construction and financing, and the financial success, of our agreement with our joint venture partner to invest in the extension of the Ethylene Export Terminal;

•	the financial performance of the Luna Pool and Unigas Pool;

•	whether the potential redomiciliation is ultimately approved and completed and the impacts thereof;

•	the viability of, and the financial success of our investment in, the Ammonia Export Project;

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other factors discussed in “Risk Factors” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024 (our “2023 Annual Report”); and

•	certain factors discussed in our 2023 Annual Report and our Report on Form 6-K for the quarter ended March 31, 2024 furnished to the SEC on May 15, 2024.

All forward-looking statements included in this Exhibit 99.1 are made only as of the date of our Report on Form 6-K to which this Exhibit 99.1 is attached as an exhibit. New factors that could cause actual results or events to differ materially from anticipated results or events emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results or events to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

You should read this Exhibit 99.1 and the documents that we reference in this Exhibit 99.1 completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.